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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

[X] Form 10-KSB [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-QSB  [ ] Form N-SAR

For Period Ended: December 31, 1999
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:


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        Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I--REGISTRANT INFORMATION
------------------------------

        Full name of Registrant:           Unified Financial Services, Inc.
        Former Name:                       Unified Holdings, Inc.
        Commission File Number:            0-22629
        IRS Employer Identification No.:   43-1797759

        431 North Pennsylvania Street
        Address of Principal Executive Office (Street and Number)

        Indianapolis, Indiana  46204-1873
        City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)
--------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:

        [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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        [x]  (b) The subject report on Form 10-KSB or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

        [x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE
-------------------

State below in reasonable detail the reasons why Form 10-KSB or portion thereof could not be filed within the prescribed time period.

On June 1, 1999, Unified Financial Services, Inc. (the "Company") acquired each of Commonwealth Investment Services, Inc. ("Commonwealth") and Fully Armed Productions, Inc. ("Fully Armed").

Despite the Company's diligent efforts, completion of the Form 10-KSB has been delayed due to the substantial amount of time that has been devoted to the Company's recent acquisitions and the unanticipated difficulties in incorporating the financial information of the acquired companies into the Company's financial statements.

PART IV--OTHER INFORMATION
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        (1) Name and telephone number of person to contact in regard to this notification:

         David F. Morris      (314)            552-6179
              (Name)       (Area Code)    (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
        [X] Yes     [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
        [X] Yes     [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company anticipates that the results of operations for the year ended December 31, 1999 will be negatively impacted as compared to the previous year due to the consummation of the acquisitions of Commonwealth and Fully Armed in June 1999, which acquisitions were accounted for pursuant to the pooling-of-interests method of accounting. In addition, the Company's results of operations for the year ended December 31, 1999 will be adversely affected by certain ongoing business initiatives, costs relative to expanding the Company's management team and costs associated with start-up companies. Based upon the foregoing, the Company currently estimates that it will incur a loss of approximately $1.7 million for the year ended December 31, 1999.

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                      UNIFIED FINANCIAL SERVICES, INC.
                (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 29, 2000         By: /s/ David F. Morris
                                ------------------------------------------
                                  David F. Morris, Senior Vice President


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